UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_1_)

     NeTegrity,  Inc.
          (Name  of  Issuer)

     Common  Shares,  $.01  par  value
     (Title  of  Class  of  Securities)

     64110P107
     (CUSIP  Number)

     Dawson-Samberg  Capital  Management,  Inc.,  354  Pequot  Ave.
          Southport,  CT    06490    Attn:  Amiel  M.  Peretz  203/254-0091
        (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

     June  8,  1998
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box    .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  64110P107                    PAGE  5  OF  4

5


1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  3,625,591

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  3,625,591

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 3,625,591

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  27.8%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value (the "Shares"), of NeTegrity, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at 245 Winter Street, Waltham, MA 02154.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Jonathan T. Dawson, Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Dawson, Benton and Samberg and Ms. Sheila Clancy, and the controlling shareholders are Messrs. Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 3,625,591 of the Company's Shares. On June 8, 1998, the accounts for which the Reporting Person exercises investment discretion (the "Accounts") purchased 375,197 warrants ("Warrants") to purchase the Company's Shares at $2.00 per share, expiring January 7, 2003, and 833,334 shares of the Company's Series D Convertible Preferred Shares ("Preferred") which are convertible into 833,334 Shares. The Warrants and the Preferred were acquired from the Company in a private placement for a total cost of $1,250,001.

     The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of the Preferred and the Warrants described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. The Reporting Person also has placed a nominee on the Company's Board of Directors and the Reporting Person reserves the right to take whatever additional action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 3,625,591 Shares. These Shares represent approximately 27.8% of the 13,023,117 Shares that the Reporting Person believes would be outstanding if the Warrants and the Preferred were exercised/converted into Shares. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Preferred Stock and Warrant Purchase Agreement dated January 7, 1998 and as amended June 5, 1998 and the Registration Rights Agreement, dated as of January 7, 1998, the Company has agreed that it will register under the Act so many of the shares sold pursuant to the Preferred Stock and Warrant Purchase Agreement as the holders of such shares may request, so as to enable the purchasers to sell such shares in the public securities markets, by filing a Registration Statement under the Act with the Commission upon the written demand of a holder or holders whose shares represent in excess of 5% of the Company's outstanding Shares (on an as if converted basis). The Company has also granted the Accounts piggyback registration rights.

     In addition, the Accounts managed by the Reporting Person have agreed pursuant to the Preferred Stock and Warrant Purchase Agreement, subject to certain conditions contained in such Agreement, to purchase an additional
833,333 Shares of Series D Convertible Preferred Stock and 375,196 Warrants for a purchase price of $1,249,999.50 at such time as certain conditions are fulfilled in the sole discretion of the Reporting Person.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None.



     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June  15,  1998


Dawson-Samberg  Capital  Management,  Inc.


By:/s/        Amiel    M.  Peretz
   Amiel  M.  Peretz,  Chief  Operating  Officer